Lincoln Park BANCORP

2008 ANNUAL REPORT

LINCOLN PARK BANCORP

2008 Annual Report to Stockholders

Table of Contents

Visit our website at www.lincolnparksavings.com

Lincoln Park Bancorp

31 Boonton Turnpike, Lincoln Park, New Jersey 07035
973-694-0330 FAX 973-694-3114
www.lincolnparksavings.com

March 29, 2009

Dear Shareholders,

The Board of Directors and I again thank you, our investors, for your continued commitment to Lincoln Park Bancorp in these difficult economic times. Lincoln Park Bancorp posted a small loss of $33,000 in 2008 due primarily to impairment losses from securities of $460,000, compared with a profit of $60,000 in 2007.

Amidst the economic chaos of 2008, Lincoln Park Bancorp increased its assets 33.8% primarily by taking advantage of attractive borrowing rates at the Federal Home Loan Bank and increasing deposits by $8 million. These funds enabled the Company to increase investments in securities by 135.9% and our loan portfolio by 1.9%, reflecting management's plan to provide a more consistent and predictable source of income for 2008. As part of this strategy, we also focus on maintaining safe capital levels to ensure the health of the Bank.

The Bank's Board of Directors submitted an application to Treasury for TARP funding in November 2008. At this date there have been no term sheets developed by the U.S. Department of Treasury for banks in the mutual holding company structure, such as Lincoln Park Savings. A final decision on accepting any funding,will be made when and if term sheets are developed by the U.S. Department of Treasury. No final decision to accept funding has been made to date.

Lincoln Park Bancorp will continue in 2009 doing business the old fashioned way, by following conservative lending policies and providing high quality customer service. We continue to rely on our most valuable asset, our outstanding and dedicated employees, to make us stand out from our banking competitors. This approach has worked for over 85 years and will continue to serve us well into the future.

Sincerely,

David G. Baker
President

LINCOLN PARK BANCORP

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth selected consolidated financial and other data of Lincoln Park Bancorp at and for the periods indicated. The selected data has been derived in part from the audited consolidated financial statements of Lincoln Park Bancorp. The following information is only a summary, and should be read in conjunction with the consolidated financial statements and notes presented elsewhere in the Annual Report.

	At December 31,		
	2008	**2007**	**2006**
		(In Thousands)	
Selected Financial Condition Data:			
Total assets	**$ 137,420**	$ 102,665	$ 93,970
Loans receivable, net (1)	**74,482**	73,085	67,451
Cash and cash equivalents	**4,093**	2,502	2,601
Term deposits	**-**	295	190
Securities available for sale	**10,175**	1,521	2,574
Securities held to maturity	**43,524**	21,242	18,335
Deposits	**72,989**	64,967	57,844
FHLB advances	**49,996**	23,552	21,978
Stockholders' equity	**13,112**	13,146	13,244

(1) Net of loans in process, allowance for loan losses and deferred loan fees.

	Years Ended December 31,		
	2008	**2007**	**2006**
		(In Thousands, Except Per Share Data)	
Selected Operations Data:			
Total interest income	**$ 6,505**	$ 5,326	$ 4,965
Total interest expense	**3,379**	3,123	2,576
Net interest income	**3,126**	2,203	2,389
Provision for (recovery of) loan losses	**135**	51	(22)
Net interest income after provision for (recovery of) loan losses	**2,991**	2,152	2,411
Non-interest income (loss)	**(339)**	145	134
Non-interest expenses	**2,553**	2,235	2,042
Income taxes	**132**	2	189
Net income (loss)	**$ (33)**	$ 60	$ 314
Net income (loss) per share	**$ (0.02)**	$ 0.03	$ 0.18

	At or for the year ended December 31,		
	2008	**2007**	**2006**
Selected Financial Ratios and Other Data:			
Performance Ratios:			
Return on average assets (ratio of net income (loss) to average total assets)	**(0.03)%**	0.06%	0.33%
Return on average equity...............................	**(0.25)**	0.45	2.37
Net yield on average interest-earning assets	**5.51**	5.57	5.37
Net interest rate spread (1)	**2.28**	1.82	2.15
Average interest-earning assets to average interest-bearing liabilities.............................	**112.87**	114.77	115.77
Non-interest expense to average assets	**2.10**	2.27	2.15
Efficiency ratio (2)...	**78.22**	95.80	81.27
Capital Ratios:			
Average equity to average total assets	**10.81**	13.45	13.97
Tier 1 leverage ratio (3).................................	**8.29**	9.60	10.37
Tier 1 risk-based ratio (3)	**18.00**	17.22	19.06
Total risk-based capital ratio (3)...................	**18.47**	17.55	19.33
Asset Quality Ratios:			
Net charge-offs to average nonperforming assets	**5.25**	0.06	0.07
Net charge-offs to average loans outstanding	**0.03**	-	-
Allowance for loan losses to gross loans outstanding...	**0.40**	0.26	0.20
Nonperforming loans to total loans.................	**0.91**	0.62	0.23
Nonperforming assets to total assets................	**0.50**	0.42	0.17
Other Data:			
Number of full-service offices.....................	**2**	2	1

(1) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Represents non-interest expenses divided by the sum of net interest income and non-interest income excluding gains and losses on securities.
(3) Capital ratios of Lincoln Park Savings Bank.

LINCOLN PARK BANCORP AND SUBSIDIARY
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Lincoln Park Bancorp (the "Company") is the stock holding company of Lincoln Park Savings Bank (the "Bank"), and LPS Investment Company is the wholly owned subsidiary of the Bank. The Company is headquartered in Lincoln Park, New Jersey and its principal business currently consists of the operations of the Bank. Lincoln Park Bancorp, MHC, a mutual holding company formed in connection with the Bank's conversion to stock form and reorganization into the holding company form of organization, which was consummated on December 16, 2004, owns 55.4% of the Company's outstanding common stock at December 31, 2008. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Bank's non-interest income and expenses. The Bank's non-interest income consists primarily of fees and other service charges. The Bank's non-interest expenses principally consist of salaries and employee benefits, occupancy and equipment expenses, and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies, and actions of regulatory authorities. In 2008, the Company was also materially affected by impairment charges related to other-than-temporary impairment in our securities portfolio. Future changes in applicable law, regulations, or government policies may materially impact the Bank.

Forward-Looking Statements

The Company's Annual Report and Form 10-K contains certain forward-looking statements which are based on certain assumptions and describe future plans, strategies, and expectations of the Company. These forwarding-looking statements are generally identified by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project", or similar expressions. The Company's ability to predict results or the actual effect of the future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and subsidiary include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U. S. Government, including policies of U. S. Treasury and the Federal Reserve Board, the quality and composition of loan and securities portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. The risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company does not undertake – and specifically disclaims obligation – to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowance for loan losses, the valuation of deferred income tax assets and the determination of other-than-temporary impairment on securities.

Critical Accounting Policies (Continued)

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. We review the level of the allowance on a quarterly basis, at a minimum, and establish the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. We establish provision for loan losses, which is charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the consolidated financial statements. In evaluating the level of the allowance for loan losses, we consider historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, peer group information, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. We used the same methodology and generally similar assumptions in assessing the allowance for both years. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates. We have allocated the allowance among categories of loan types as well as classification status at each period-end date. Assumptions and allocation percentages based on loan types and classification status have been consistently applied. Non-performing loans are assigned a higher percentage of allowance allocation.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on their judgments about information available to it at the time of their examinations.

We evaluate on a quarterly basis whether any securities are other-than-temporarily impaired. In making this determination, we consider the extent and duration of the impairment, the nature and financial health of the issuer and our ability and intent to hold securities for a period sufficient to allow for any anticipated recovery in market value. Other considerations include a review of the credit quality of the issuer and the existence of a guarantee or insurance, if applicable to the security. If a security is determined to be other-than-temporarily impaired, we record an impairment loss as a charge to income for the period in which the impairment loss is determined to exist, resulting in a reduction to our earnings for that period.

As of December 31, 2008, we determined that nine equity securities in our available for sale portfolio and one corporate bond in our held to maturity portfolio were other-than-temporarily impaired. Accordingly, impairment losses of $262,000 on the equity securities and $198,000 on the corporate bond were recorded. As the impairment losses related to the equity securities are considered "capital" in nature, they can not be deducted as losses for tax purposes except to offset future capital gains, which are not currently foreseen. Accordingly, the deferred tax benefit associated with impairment loss on equity securities has been fully reserved. We estimate that the impact of these impairment losses, assuming a 40% tax benefit on the bond impairment loss, was approximately $381,000.

Critical Accounting Policies (Continued)

With the exception of the securities described in the preceding paragraph, we concluded that, as of December 31, 2008, any unrealized losses in the available for sale and held to maturity security portfolios, which aggregated $633,000 on sixty-three securities having an aggregate fair value of $16,798,000, were temporary in nature due to market interest rates and not the underlying credit quality of the issuers of the securities. Additionally, we have the intent and ability to hold these investments for the time necessary to recover the amortized cost. Future events that would materially change this conclusion and require a charge to operations for an impairment loss include a change in the credit quality of the issuers.

Federal and state income taxes have been provided on the basis of reported income or loss. The amounts reflected on the Company's tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The determination of the amount of deferred tax assets more likely than not to be realized is dependent on projections of future earnings, which are subject to frequent change. The realization of deferred tax assets is assessed and a valuation allowance is needed if it is more likely than not that all or a portion of the deferred tax asset will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Information about our current financial position and results of operations for the current and preceding years is readily available. This historical information is supplemented by all currently available information about future years. The Company has determined that, at December 31, 2008, the $112,000 deferred tax asset associated with the impairment loss recorded on equity securities is not more likely than not to be realized and, accordingly, has fully reserved that amount.

Comparison of Financial Condition at December 31, 2008 and 2007

Our total assets increased by $34.7 million or 33.8%, to $137.4 million at December 31, 2008 from $102.7 million at December 31, 2007. During the year ended December 31, 2008, the level of cash and cash equivalents increased by $1.6 million, or 63.7%, to $4.1 million at December 31, 2008 from $2.5 million at December 31, 2007. Term deposits decreased $295,000 or 100.0% to $0 at December 31, 2008 when compared with $295,000 at December 31, 2007. The increase in cash and cash equivalents was a result of normal operating activities of the Bank. The decrease in term deposits resulted from maturities of three certificates of deposit.

Securities available for sale increased $8.7 million or 569.0% to $10.2 million at December 31, 2008 when compared with $1.5 million at December 31, 2007. The increase in securities available for sale resulted primarily from purchases of Agency Backed Collateralized Mortgage Obligations (CMOs). During the year ended December 31, 2008, purchases of securities available for sale amounted to $10.6 million, which was offset by sales of $46,000 and principal repayments of $1.7 million. In the quarter ended December 31, 2008, an other-than-temporary impairment loss of $262,000 was recorded in the available for sale equity portfolio. These losses related to two common equity securities and seven closed end mutual funds.

Securities held to maturity increased $22.3 million or 105.0% to $43.5 million at December 31, 2008 when compared with $21.2 million at December 31, 2007. During the year ended December 31, 2008, purchases of securities held to maturity amounted to $36.1 million which offset maturities, calls, and repayments of $13.6 million. In the quarter ended December 31, 2008, $198,000 was recorded as an other-than-temporary impairment loss in the corporate bond portfolio. The loss was related to an automobile company bond.

Loans receivable amounted to $74.5 million and $73.1 million at December 31, 2008 and 2007, respectively, representing an increase of $1.4 million or 1.9%. Such increase was primarily the result of loan originations totaling $16.0 million, which exceeded repayments totaling $14.5 million.

Other assets decreased $196,000 or 27.3% to $522,000 at December 31, 2008 from $718,000 at December 31, 2007. The decrease was primarily due to a change in a disbursement account to an attorney in the amount of $270,000 for a loan that was originated but not closed as of December 31, 2007, offset by increases in deferred income tax accounts.

Total deposits increased $8.0 million or 12.4% to $73.0 million at December 31, 2008 from $65.0 million at December 31, 2007. The increase in deposits was due to a management decision to be more competitive with deposit rates. Advances from the FHLB increased $26.4 million or 112.3% to $50.0 million at December 31, 2008 when compared with $23.6 million at December 31, 2007. The increase in deposits and borrowings facilitated the purchase of securities.

Other liabilities increased $301,000 or 50.1% to $902,000 at December 31, 2008 when compared to $601,000 at December 31, 2007. The increase was primarily due to increases in accrued expenses for the directors' retirement plan and increases in current income taxes payable.

Comparison of Financial Condition at December 31, 2008 and 2007 (Continued)

Stockholders' equity remained unchanged at $13.1 million at December 31, 2008 and December 31, 2007, respectively, reflecting a net loss of $33,000, and $83,000 in aggregate expenses for the ESOP, restricted stock, and stock options for the twelve months ended December 31, 2008. Accumulated other comprehensive loss decreased by $54,000, reflecting the recording of $47,000 unrealized losses on securities available for sale, and a $20,000 net change in pension costs, net of deferred income taxes of $13,000. The Company also purchased $138,000 of its common stock at an average price of $6.13, which is reflected as treasury stock in the stockholders' equity section of the consolidated Statement of Condition.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007

General. The Company had a net loss of $33,000 for the year ended December 31, 2008 as compared to net income of $60,000 for the year ended December 31, 2007. The net loss reflects impairment losses of $460,000 on securities, and increases of $84,000 in provision for loan losses, $318,000 in non-interest expenses and $130,000 in income taxes, partially offset by an increase in net interest income of $923,000.

Interest Income. Interest income increased by $1.8 million to $6.5 million for the year ended December 31, 2008, from $5.3 million for the year ended December 31, 2007. The increase in interest income was due to increases of $32,000 in interest income from loans and $1.1 million in interest income on securities. The increase in interest income was a result of an increase of $22.4 million or 23.4% in the average balance of interest-earning assets to $118.0 million during the year ended December 31, 2008 when compared to $95.6 million during the year ended December 31, 2007, offset by a decrease of six basis points in the yield on interest-earning assets from 5.57% in 2007 to 5.51% in 2008.

Interest income from loans receivable increased $32,000, or 0.8%, to $4.18 million for the year ended December 31, 2008, from $4.14 million for the year ended December 31, 2007. The increase was due to a $2.3 million or 3.20% increase in the average balance of loans receivable to $74.0 million in 2008 from $71.7 million in 2007, offset by a decrease in the average yield to 5.64% in 2008 from 5.78% in 2007.

Interest income on securities, including available for sale and held to maturity securities, increased $1.1 million, or 102.0% to $2.3 million for the year ended December 31, 2008 from $1.1 million for the year ended December 31, 2007. This was primarily due to increases in the average balance of taxable securities to $38.1 million in 2008 from $20.7 million in 2007 and the average yield of taxable securities to 5.91% in 2008 from 5.28% in 2007. During 2008, the Company purchased $46.7 million in securities, primarily collateralized mortgage obligations, in order to increase portfolio yield. The average balance of tax exempt securities remained unchanged at $566,000 in 2008 and 2007. The average yield on tax exempt securities decreased to 4.24% from 5.30% in 2007.

Interest income on other interest-earning assets remained unchanged at $57,000 for the years ended December 31, 2008 and 2007. The average balance of other interest-earning assets increased by $2.7 million to $5.4 million in 2008 from $2.6 million in 2007, offset by a decrease in the yield to 1.06% in 2008 from 2.18% in 2007.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007 (Continued)

Interest Expense. Total interest expense increased $256,000, or 8.2%, to $3.4 million for 2008 from $3.1 million for 2007. The increase in interest expense resulted from a $21.2 million increase in the average balance on total interest bearing liabilities to $104.5 million in 2008 from $83.3 million in 2007, offset by a decrease of 52 basis points in the cost of interest bearing liabilities to 3.23% in 2008 from 3.75% in 2007.

Interest expense on deposits decreased $221,000 to $2.0 million in 2008 from $2.2 million in 2007. The decrease in expense during 2008 resulted from a decrease in the average cost of interest-bearing deposits to 2.97% in 2008 from 3.55% in 2007, partially offset by an increase in the average balance of interest-bearing deposits to $65.9 million in 2008 from $61.4 million in 2007. Interest rates declined for all deposit categories, reflecting lower market interest rates. The average balance of interest-bearing demand accounts increased $789,000 or 6.5% to $12.9 million in 2008 from $12.1 million in 2007. The average balance of savings and club accounts decreased $674,000, or 5.5%, to $11.6 million for the year ended December 31, 2008 from $12.3 million for the year ended December 31, 2007. The average balance of certificates of deposit increased $4.5 million or 12.0% to $41.4 million in 2008 from $36.9 million in 2007.

The interest expense on borrowed money increased $477,000 to $1.4 million in 2008 from $942,000 in 2007. The increase during 2008 was due to an increase of $16.6 million in the average balance of borrowed money to $38.6 million in 2008 from $22.0 million in 2007, partially offset by a decrease in the average cost of borrowed money to 3.67% in 2008 from 4.29% in 2007, reflecting decreasing market interest rates during 2008.

Net Interest Income. Net interest income increased $923,000, or 41.9%, to $3.1 million for 2008 from $2.2 million for 2007. The improvement in net interest income was due to the increased level of earning assets and an improved net interest spread, which was 2.28% and 1.82% during the years ended December 31, 2008 and 2007, respectively.

Provision for Loan Losses. Based on our evaluation of the factors mentioned above we had a provision of $135,000 for the year ended December 31, 2008, as compared to a provision of $51,000 for the year ended December 31, 2007. We used the same methodology and generally similar assumptions in assessing the allowance for both years. The allowance for loan losses was $301,000, or 0.40% of total loans outstanding at December 31, 2008, as compared with $187,000, or 0.26% of total loans outstanding at December 31, 2007. The allowance for loan losses at December 31, 2008 consisted of $147,000 of specific allowances and $154,000 of general allowances. At December 31, 2007, the allowance for loan losses was entirely general allowances. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.

Non-interest Income (Loss). Non-interest income (loss) decreased by $484,000 to ($339,000) for the year ended December 31, 2008, as compared to $145,000 for the year ended December 31, 2007. The decrease in the 2008 period resulted primarily from recording current year impairment losses of $460,000 in securities available for sale and held to maturity, and losses of $17,000 on sales and calls of securities recorded in 2008 as compared to gains of $15,000 in 2007, partially offset by an increase of $10,000 in fees and service charges.

Comparison of Operating Results for the Years Ended December 31, 2008 and 2007 (Continued)

Non-interest Expenses. Non-interest expenses for the years ended December 31, 2008 and 2007 were $2.6 million and $2.2 million, respectively, reflecting an increase of $318,000 or 14.2%. Salaries and employee benefits increased $89,000 or 9.1% to $1.1 million from $983,000, primarily as a result of an increase in full time personnel in general and also to staff the Montville Branch. Occupancy expense increased $18,000 or 12.6% to $161,000 from $143,000, due to increases in costs of repairs and maintenance. Equipment expenses increased $27,000 or 9.0% to $328,000 from $301,000, primarily due to purchases, upgrading and maintenance of software and other equipment. Audit and accounting fees increased by $37,000 or 33.9% to $146,000 in 2008 as compared to $109,000 in the 2007 period. This increase was due to additional audit requirements of the STAR-ATM network, an independent evaluation of the interest rate risk model and a general increase in audit expenses. Legal Fees increased by $30,000 or 37.0% to $111,000 in the 2008 period from $81,000 during the same period in 2007. This increase relates to the settlement of legal action by a former employee and also legal fees associated with impaired loans. For the period ended December 31, 2008, miscellaneous non-interest expenses increased by $110,000 to $662,000 or 20.0% as compared to $552,000 for the same period ended December 31, 2007. This increase was related primarily to increases in Director fees of $67,000, consultant fees of $30,000, and internet and website related fees of $8,000. We expect that our non-interest expenses will increase in future years as a result of a proposed FDIC special assessment payable in 2009 of 20 basis points on all insured deposits, and as a result of increases in FDIC insurance premiums.

Income Tax Expense. The provision for income taxes totaled $132,000 and $2,000 in 2008 and 2007, respectively. The increase in the provision for income taxes was primarily due to our increased pre-tax income of $99,000 in 2008 compared with $62,000 in 2007. A more significant factor was a 100% deferred tax valuation allowance recorded on the $112,000 deferred tax benefit associated with the $262,000 impairment loss on equity securities. The losses on equity securities are considered capital losses which can only be recovered through future offsetting capital gains. As such future capital gains are not presently foreseen, the deferred tax asset related to equity security impairment losses is not more-likely-than-not to be recognized.

Average Balance Sheet

The following table presents, at the date and for the periods indicated, the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. The amortization of loan fees is included in computing interest income; however, such fees are not material.

	At December 31, 2008		Year Ended December 31,					
			2008			2007		
	Outstanding Balance	Yield/ Cost	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Cost	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Cost
				(Dollars in Thousands)				
Interest-earning assets:								
Loans receivable [1]	$ 74,482	5.63%	$ 74,001	$ 4,176	5.64%	$ 71,706	$ 4,144	5.78%
Taxable securities [2][3]	53,133	5.84%	38,059	2,248	5.91%	20,744	1,095	5.28%
Tax-exempt securities [2]	566	4.15%	566	24	4.24%	566	30	5.30%
Other interest-earning assets	5,131	2.31%	5,360	57	1.06%	2,613	57	2.18%
Total interest-earning assets	133,312	5.58%	117,986	6,505	5.51%	95,629	5,326	5.57%
Non-interest-earning assets	4,108		3,507			3,042		
Total assets	$ 137,420		$ 121,493			$ 98,671		
Interest-bearing liabilities:								
Interest-bearing deposits:								
Demand	$ 14,468	1.98%	$ 12,869	278	2.16%	$ 12,080	306	2.53%
Savings and club	11,235	1.00%	11,649	116	1.00%	12,323	124	1.02%
Certificates of deposit	44,217	3.38%	41,400	1,566	3.78%	36,950	1,751	4.74%
Borrowed money	49,996	3.66%	38,613	1,419	3.67%	21,971	942	4.29%
Total interest-bearing liabilities	119,916	3.10%	104,531	3,379	3.23%	83,324	3,123	3.75%
Non-interest-bearing liabilities:								
Non-interest-bearing demand	3,069		2,859			1,236		
Other	1,323		970			835		
	4,392		3,829			2,071		
Total liabilities	124,308		108,360			85,395		
Equity	13,112		13,133			13,276		
Total liabilities and equity	$ 137,420		$ 121,493			$ 98,671		
Net interest income				$ 3,126			$ 2,203	
Interest rate spread [4]		2.48%			2.28%			1.82%
Net interest margin [5]					2.65%			2.30%
Net interest-earning assets	$ 13,396		$ 13,455			$ 12,305		
Ratio of interest-earning assets to interest-bearing liabilities	1.11x		1.13x			1.15x		

(1) Loans receivable are net of the allowance for loan losses.
(2) Includes both available for sale and held to maturity securities.
(3) Includes stock in Federal Home Loan Bank of New York.
(4) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of interest-earning assets.

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and the net change. The changes attributable to the combined impact of volume and rate changes have been allocated on a proportional basis between changes in volume and rate.

	Year Ended December 31, 2008 vs. 2007		
	Increase/(Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In Thousands)		
Interest income:			
Loans receivable	$ 133	$ (101)	$ 32
Taxable securities	1,010	143	1,153
Tax-exempt securities	-	(6)	(6)
Other interest-earning assets	39	(39)	-
Total interest income	1,182	(3)	1,179
Interest expense:			
Interest-bearing deposits:			
Demand	19	(47)	(28)
Savings and club accounts	(7)	(1)	(8)
Certificates of deposits	196	(381)	(185)
Borrowed money	629	(152)	477
Total interest expense	837	(581)	256
Net change in interest income	$ 344	$ 579	$ 923

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans and mortgage-related securities, have longer maturities than our liabilities, consisting primarily of deposits and FHLB advances. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Our full board of directors is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors. Senior management monitors the level of interest rate risk and reports to the board of directors on a regular basis with respect to our asset/liability policies and interest rate risk position.

We have emphasized the origination of fixed-rate mortgage loans for retention in our portfolio in order to maximize our net interest income. We accept increased exposure to interest rate fluctuations as a result of our investment in such loans. In a period of rising interest rates, our net interest rate spread and net interest income may be negatively affected. In addition, we have sought to manage and mitigate our exposure to interest rate risks in the following ways:

- We maintain moderate levels of short-term liquid assets. At December 31, 2008, our short-term liquid assets totaled $4.1 million;

- We originate for portfolio adjustable-rate mortgage loans. At December 31, 2008, our adjustable-rate mortgage loans totaled $11.1 million;

- We attempt to increase the maturity of our liabilities as market conditions allow. In particular, in recent years, we have emphasized intermediate- to long-term FHLB advances as a source of funds. At December 31, 2008, we had $45.1 million of FHLB advances with terms to maturity of over one through thirteen years;

- We invest in mortgage-backed securities and collateralized mortgage obligations (CMOs), providing for increased yield in our portfolio. However, CMOs are often highly sensitive to changes in interest rates and any resulting change in the rate at which homeowners sell their properties, refinance, or otherwise pre-pay their loans. We may not only be subject to this prepayment risk, but also exposed to significant market and liquidity risks; and

- We invest in securities with step-up rate features providing for increased interest rates prior to maturity according to a pre-determined schedule and formula. However, these step-up rates may not keep pace with rising interest rates in the event of a rapidly rising rate environment. In addition, these investments may be called at the option of the issuer.

Management of Market Risk (Continued)

Net Portfolio Value. The Company utilizes an outside vendor to prepare the computation of amounts by which the net present value of the Company's cash flow from assets, liabilities and off-balance sheet items (the Company's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The vendor provides the Company with an interest rate sensitivity report of net portfolio value. The vendor's simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the yield curve increases or decreases instantaneously by 200 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equal one percent. An increase in interest rates from 3% to 5% would mean, for example, a 200 basis point increase in the "Change in Interest Rates" column below. The vendor provides us the results of the interest rate sensitivity model, which is based on information we provide to them to estimate the sensitivity of our net portfolio.

The table below sets forth, as of December 31, 2008, the latest date for which the vendor has provided Lincoln Park Savings an interest rate sensitivity report of net portfolio value and the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the yield curve.

Change in Interest Rates (basis points)	Net Portfolio Value			Net Portfolio Value as a Percentage of Present Value of Assets	
	Estimated NPV	Amount of Change	Percent of Change	NPV Ratio	Change in Basis Points
	(Dollars in Thousands)				
+200	$ 8,781	$ (1,780)	(17)%	6.99%	(105) basis points
0	10,561	—	—	8.04%	— basis points
-200	11,955	1,394	13%	8.71%	67 basis points

The table above indicates that at December 31, 2008, in the event of a 200 basis point decrease in interest rates, we would experience a 13% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, we would experience a 17% decrease in net portfolio value.

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on its net interest income and will differ from actual results.

Liquidity and Capital Resources

The Bank is required to maintain levels of liquid assets sufficient to ensure the Bank's safe and sound operation. Liquidity is the ability to meet current and future financial obligations of a short-term nature. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings, when applicable, and loan funding commitments. The Bank also adjusts its liquidity level as appropriate to meet its asset/liability objectives.

The Bank's primary sources of funds are deposits, amortization and prepayments of loans and mortgage-backed securities principal, FHLB advances, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities amortization and maturing investment securities are a relatively predictable source of funds, deposit flow and loan and mortgage-backed securities prepayments are greatly influenced by market interest rates, economic conditions and competition.

The Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities.

The primary sources of investing activity are lending and the purchase of securities. Net loans amounted to $74.5 million and $73.1 million at December 31, 2008 and 2007, respectively. Securities available for sale totaled $10.2 million and $1.5 million at December 31, 2008 and 2007, respectively. Securities held to maturity totaled $43.5 million and $21.2 million at December 31, 2008 and 2007, respectively. In addition to funding new loan production and securities purchases through operating and financing activities, such activities were funded by principal repayments on existing loans and mortgage-backed securities, and borrowings from the Federal Home Loan Bank of New York (FHLB).

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as federal funds and interest-bearing deposits. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. At December 31, 2008, advances from the FHLB amounted to $50.0 million, and an additional $6.6 million borrowings are still available at the FHLB.

The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 2008, the Bank has outstanding commitments to originate loans of $633,000 and to fund lines of credit of $8.0 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2008, totaled $39.0 million. Management believes that, based upon its experience and the Bank's deposit flow history, a significant portion of such deposits will remain with the Bank.

We are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2008, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines.

Contractual Obligations and Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into off-balance sheet arrangements consisting of commitments to fund mortgage loans and lines of credit secured by real estate. For more information regarding these commitments, see Note 14 of the Notes to Consolidated Financial Statements.

Effect of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented in this report have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Lincoln Park Bancorp and Subsidiaries
Lincoln Park, New Jersey

We have audited the accompanying consolidated statements of financial condition of Lincoln Park Bancorp and Subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Park Bancorp and Subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Beard Miller Company LLP
Clark, New Jersey
March 23, 2009

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS	(In thousands, except for share and per share amounts)	
Cash and amounts due from depository institutions	**$ 1,365**	$ 1,381
Interest-bearing deposits	**2,728**	1,121
Cash and Cash Equivalents	**4,093**	2,502
Term deposits	**-**	295
Securities available for sale	**10,175**	1,521
Securities held to maturity (estimated fair value $43,201 and $21,113, respectively)	**43,524**	21,242
Loans receivable, net of allowance for loan losses of $301 and $187, respectively	**74,482**	73,085
Premises and equipment	**1,540**	1,584
Federal Home Loan Bank of New York ("FHLB") stock	**2,403**	1,195
Interest receivable	**681**	523
Other	**522**	718
Total Assets	**$ 137,420**	$ 102,665
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Non-interest bearing deposits	**$ 3,069**	$ 2,054
Interest bearing deposits	**69,920**	62,913
Total Deposits	**72,989**	64,967
Short-term advances from the FHLB	**1,000**	5,000
Long term advances from the FHLB	**48,996**	18,552
Advance payments by borrowers for taxes and insurance	**421**	399
Other	**902**	601
Total Liabilities	**124,308**	89,519
STOCKHOLDERS' EQUITY		
Preferred stock; no par value; 1,000,000 shares authorized; none issued or outstanding	**-**	-
Common stock; $0.01 par value; 5,000,000 shares authorized; 1,851,500 shares issued; 1,803,245 and 1,825,845 shares, respectively, outstanding	**19**	19
Paid-in capital	**7,631**	7,558
Retained earnings	**6,264**	6,307
Unearned ESOP shares	**(308)**	(328)
Treasury stock; 48,255 and 25,655 shares, respectively, at cost	**(338)**	(200)
Accumulated other comprehensive loss	**(156)**	(210)
Total Stockholders' Equity	**13,112**	13,146
Total Liabilities and Stockholders' Equity	**$ 137,420**	$ 102,665

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31, 2008	2007
INTEREST INCOME	(IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)	
Loans, including fees	$ 4,176	$ 4,144
Securities	2,272	1,125
Other interest-earning assets	57	57
Total Interest Income	6,505	5,326
INTEREST EXPENSE		
NOW and money market	278	306
Savings and club	116	124
Certificates of deposit	1,566	1,751
Borrowings	1,419	942
Total Interest Expense	3,379	3,123
Net Interest Income	3,126	2,203
PROVISION FOR LOAN LOSSES	135	51
Net Interest Income after Provision for Loan Losses	2,991	2,152
NON-INTEREST INCOME (LOSS)		
Fees and service charges	113	103
Impairment (loss) of securities held to maturity	(198)	-
Impairment (loss) of securities available for sale	(262)	-
Loss on calls of securities held to maturity	(1)	-
(Loss) gain on sales of securities available for sale	(16)	15
Other	25	27
Total Non-Interest Income (Loss)	(339)	145
NON-INTEREST EXPENSES		
Salaries and employee benefits	1,072	983
Occupancy expense of premises	161	143
Equipment	328	301
Advertising	61	59
Audit and accounting	146	109
Legal Fees	111	81
Federal insurance premium	12	7
Miscellaneous	662	552
Total Non-Interest Expenses	2,553	2,235
Income before Income Taxes	99	62
INCOME TAXES	132	2
Net Income (loss)	$ (33)	$ 60
NET INCOME (LOSS) PER SHARE - BASIC	$ (0.02)	$ 0.03
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING : BASIC	1,763	1,784
NET INCOME (LOSS) PER COMMON SHARE: DILUTED	$ (0.02)	$ 0.03
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING: DILUTED	1,763	1,785

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2008 and 2007

	Common Stock	Paid-in Capital	Retained Earnings	Unearned ESOP Shares	Treasury Stock	Accumulated Other Comprehensive Loss	Total
				(In thousands)			
BALANCE -DECEMBER 31, 2006	$ 19	$ 7,485	$ 6,252	$ (347)	$ -	$ (165)	$ 13,244
Comprehensive income:							
Net Income			60				60
Other comprehensive income:							
Realized gain on sale of securities available for sale, net of deferred income taxes of $6						(9)	(9)
Unrealized holding loss on securities available for sale, net of deferred income tax (benefit) of ($11)						(45)	(45)
Directors' retirement plan, net of deferred taxes of $6						9	9
Total Comprehensive Income							15
ESOP Shares Released			(5)	19			14
Restricted stock earned		36					36
Stock options earned		37					37
Treasury stock purchased (25,655) shares					(200)		(200)
BALANCE -DECEMBER 31, 2007	**19**	**7,558**	**6,307**	**(328)**	**(200)**	**(210)**	**13,146**
Comprehensive income:							
Net Loss			**(33)**				**(33)**
Other comprehensive income:							
Impairment loss recognized on available for sale equity securities (no tax effect)						**262**	**262**
Realized loss on sale of available for sale equity securities (no tax effect)						**16**	**16**
Unrealized holding loss on securities available for sale net of deferred income tax (benefit) of ($5)						**(236)**	**(236)**
Directors' retirement plan, net of deferred taxes $8						**12**	**12**
Total Comprehensive Income							**21**
ESOP Shares Released			**(10)**	**20**			**10**
Restricted stock earned		**36**					**36**
Stock options earned		**37**					**37**
Treasury stock purchased (22,600 shares)					**(138)**		**(138)**
BALANCE -DECEMBER 31, 2008	**$ 19**	**$ 7,631**	**$ 6,264**	**$ (308)**	**$ (338)**	**$ (156)**	**$ 13,112**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2008	2007
	(IN THOUSANDS)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (33)	$ 60
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation of premises and equipment	80	73
Amortization and accretion, net	53	109
Loss (gain) on sale of securities available for sale	16	(15)
Impairment losses on securities available for sale	262	-
Loss on calls of securities held to maturity	1	-
Impairment loss on securities held to maturity	198	-
Provision for loan losses	135	51
Increase in interest receivable	(158)	(33)
Decrease (increase) in other assets	403	(321)
Increase in accrued interest payable	77	1
Deferred income tax benefit	(220)	(39)
Increase in other liabilities	238	66
ESOP shares committed to be released	10	14
Restricted stock earned	36	36
Stock options	37	37
Net Cash Provided by Operating Activities	1,135	39
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of term deposits	-	(397)
Proceeds from maturities and calls of term deposits	299	297
Purchases of securities available for sale	(10,628)	(417)
Principal repayments on securities available for sale	1,689	1,022
Proceeds from sales of securities available for sale	46	412
Purchases of securities held to maturity	(36,091)	(4,158)
Principal repayments on securities held to maturity	13,602	1,173
Net increase in loans receivable	(1,573)	(5,721)
Additions to premises and equipment	(36)	(807)
Purchase of Federal Home Loan Bank of New York ("FHLB") stock	(2,007)	(378)
Redemption of FHLB stock	799	304
Net Cash Used in Investing Activities	(33,900)	(8,670)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	8,028	7,120
(Decrease) increase in short-term advances from the FHLB	(4,000)	500
Proceeds of long-term FHLB advances	42,850	5,000
Repayments of long-term advances from the FHLB	(12,406)	(3,927)
Increase in advance payments by borrowers for taxes and insurance	22	39
Purchase of treasury stock	(138)	(200)
Net Cash Provided by Financing Activities	34,356	8,532
Net Increase (Decrease) in Cash and Cash Equivalents	1,591	(99)
CASH AND CASH EQUIVALENTS – BEGINNING	2,502	2,601
CASH AND CASH EQUIVALENTS – ENDING	$ 4,093	$ 2,502
SUPPLEMENTARY CASH FLOWS INFORMATION		
Income taxes paid	$ 101	$ 53
Interest paid	$ 3,302	$ 3,121

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The primary business of Lincoln Park Bancorp (the "Company") is the ownership and operation of Lincoln Park Savings Bank (the "Bank"). The Bank was founded in 1923 and is a New Jersey chartered institution primarily serving the counties of Morris and Passaic. The Bank's business consists principally of obtaining deposits from the general public in our market area and using those funds to originate loans, primarily residential mortgage loans, and purchase securities.

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank and the Bank's wholly owned subsidiary LPS Investment Company (the "Investment Company"). The Investment Company was recently formed as an operating subsidiary of the Bank for the purpose of investing in stocks, bonds, mortgages, and other securities, limited to the types of securities in which the Bank is authorized to invest. The Company's business is conducted principally through the Bank. All significant inter-company accounts and transactions have been eliminated in consolidation.

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statements of financial condition and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of deferred income tax assets and the determination of other-than-temporary impairment on securities.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits having original maturities of three months or less.

Securities Available for Sale and Held to Maturity

Investments in debt securities over which there exists a positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. The Company holds no trading securities.

Debt and equity securities not classified as trading securities nor as held-to-maturity securities are classified as available for sale securities and reported at fair value, with unrealized holding gains or losses, net of applicable deferred income taxes, reported in the accumulated other comprehensive income (loss) component of stockholders' equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Available for Sale and Held to Maturity (Continued)

On a quarterly basis, the Company makes an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. The Company considers many factors including the severity and duration of the impairment; the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value; recent events specific to the issuer or industry; and for debt securities, external credit ratings and recent downgrades. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss.

Premiums and discounts on all securities are amortized/accreted to maturity using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the financial statements when earned. Gains or losses on sales are recognized based on the specific identification method.

Loans Receivable

Loans receivable are carried at unpaid principal balances plus net deferred loan origination costs, less the allowance for loan losses. Interest with respect to loans other than nonaccrual loans is accrued on the principal amount outstanding and credited to interest income as earned using the interest method. Loan origination fees and certain direct loan origination costs are deferred and amortized to interest income as an adjustment of yield over the contractual lives of the related loans. Recognition of interest by the accrual method is generally discontinued when interest or principal payments are ninety days or more in arrears on a contractual basis, or when other factors indicate that the collection of such amounts is doubtful. At the time a loan is placed on nonaccrual status, an allowance for uncollected interest is recorded in the current period for previously accrued and uncollected interest. Interest on such loans, if appropriate, is recognized as income when payments are received. A loan is returned to accrual status when interest or principal payments are no longer ninety days or more in arrears on a contractual basis and factors indicating doubtful collectibility no longer exist.

Allowance for Loan Losses

An allowance for loan losses is maintained at a level considered necessary to absorb loan losses inherent in the loan portfolio. The allowance is decreased by loan charge-offs, increased by subsequent recoveries of loans previously charged off, and then adjusted, via either a charge or credit to operations, to an amount determined by management to be necessary. Loans, or portions thereof, are charged off when, after collection efforts are exhausted, they are determined to be uncollectible. Management of the Bank, in determining the allowance for loan losses, considers the losses inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Bank utilizes a two tier approach: (1) identification of impaired loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Bank maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of potential impaired loans. Such system takes into consideration, among other things, delinquency status, size of loans, types of collateral and financial condition of the borrowers.

Specific loan loss allowances are established for identified loans based on a review of such information and/or appraisals of the underlying collateral. General loan loss allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. Although management believes that necessary specific and general

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (Continued)

allowances for loan losses are established, actual losses are dependent upon future events and, as such, further additions to the level of specific and general loan loss allowances may be necessary.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan evaluated for impairment is deemed to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Bank does not aggregate such loans for evaluation purposes. Payments received on impaired loans are applied to principal. The Bank had three loans deemed to be impaired at December 31, 2008, and no loans deemed to be impaired at December 31, 2007.

Goodwill

Goodwill at December 31, 2008 and 2007, totaled $52,500 and consisted of goodwill acquired in the branch acquisition completed by the Company in July 2007. The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or chances in circumstances suggest that impairment may exist. The Company utilizes a two-step approach. The first step requires a comparison of the carrying value of the reporting unit to the fair value of the unit. The Company estimates the fair value of the reporting unit through internal analyses and/or external valuation, which utilizes an income approach based on the present value of future cash flows. If the carrying value of the reporting unit exceeds its fair value, the Company performs the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of the reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Concentration of Risk

The Bank's lending activity is concentrated in loans secured by real estate located in the State of New Jersey.

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Federal Home Loan Bank of New York Stock

Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold restricted stock of its district FHLB according to a predetermined formula. The restricted stock is carried at cost. The FHLB of New York has recently notified member banks that it is reducing dividend rates and taking steps to improve liquidity. Management has evaluated the restricted stock for impairment and believes no impairment charge was necessary at December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment

Land is carried at cost. Building, building improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation. Depreciation charges are computed on the straight-line method over the following estimated useful lives:

	Years
Building	30 - 50
Building improvements	5 - 25
Furniture, fixtures and equipment	3 - 7

Significant renovations and additions are charged to the property and equipment account. Maintenance and repairs are charged to expense in the period incurred.

Interest-Rate Risk

The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to make loans secured by real estate and to purchase securities.

The potential for interest-rate risk exists as a result of the generally shorter duration of the Bank's interest-sensitive liabilities compared to the generally longer duration of its interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Bank's interest-earning assets and interest-bearing liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes

The Company, the Bank and the Investment Company file a consolidated federal income tax return. Income taxes are allocated based on the contribution of income to the consolidated income tax return. Separate state income tax returns are filed.

Federal and state income taxes have been provided on the basis of reported income. The amounts reflected on the tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. The tax effect of these temporary differences is accounted for as deferred taxes applicable to future periods. Deferred income tax expense or benefit is determined by recognizing deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock-Based Compensation Plans

The Company has two stock-related compensation plans, including stock option and restricted stock plans. Through December 31, 2005, the Company accounted for its stock option plans using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") and related interpretations for these plans. Under APB No. 25, generally, when the exercise price of the Company's stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized. The Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" using the modified-prospective transition method, beginning on January 1, 2006 and, therefore, began to expense the fair value of all options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all share-based compensation granted subsequent to December 31, 2005, over its requisite service periods.

SFAS No. 123(R) also requires the benefits of realized tax deductions in excess of previously recognized tax benefits on compensation expense to be reported as a financing cash flow rather than an operating cash flow, as previously required. In accordance with Staff Accounting Bulletin ("SAB") No. 107, the Company classified share-based compensation for employees to correspond with the same line item as the cash compensation paid to employees, and share based compensation to directors to correspond with miscellaneous non-interest expenses.

Options vest over a five year period for directors and a seven year period for officers. Compensation expense recognized for all options is recognized over the awards' respective requisite service periods. The fair values relating to all options granted were estimated using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. We used historical exercise data based on the age at grant of the option holder to estimate the options' expected term, which represents the period of time that the options granted are expected to be outstanding. We anticipated the future option holding periods to be similar to the historical option holding periods. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We recognize compensation expense for the fair values of these awards, which have graded vesting, on a straight-line basis over the requisite service period of the awards.

Restricted shares vest over a five year period for directors and a seven year period for officers. The fair value of restricted shares under the Company's restricted stock plans is determined by the product of the number of shares granted and the grant date market price of the Company's common stock. The fair value of restricted shares is expensed on a straight-line basis over the requisite service period of the awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Comprehensive Income

The Company records in accumulated comprehensive income (loss), net of related deferred income taxes, unrealized gains and losses on available for sale securities and the prior service cost and actuarial gains and losses of the Directors Retirement Plan ("DRP") that have not yet been recognized in expense. Realized gains and losses, if any, are reclassified to non-interest income upon the sale of the related securities or upon the recognition of a security impairment loss. A portion of the prior service cost of the DRP is recorded in expense annually.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated statement of financial condition when they are funded.

Net (loss) Income per Common Share

Basic net (loss) income per share is computed by dividing net (loss) income available to common shareholders by the weighted average number of shares of common stock outstanding during the year, adjusted for unearned shares of the ESOP. Diluted net (loss) income per share is calculated by dividing net (loss) income by the weighted average number of shares of common stock and common stock equivalents outstanding decreased by the number of common shares that are assumed to be repurchased with the proceeds from the exercise of the common stock equivalents (treasury stock method) along with the assumed tax benefit from the exercise of non-qualified options. These purchases were assumed to have been made at the average market price of the common stock during each period. The following table shows the calculation of both basic and diluted net (loss) income per share.

	Years Ended December 31,	
	2008	**2007**
	(In thousands, except for per share amounts)	
Net (Loss) Income	**$ (33)**	$ 60
Basic weighted average shares outstanding	**1,763**	1,784
Plus: Common stock equivalents	**-**	1
Diluted weighted average number of shares outstanding	**1,763**	1,785
Net (loss) income per share:		
Basic	**$ (0.02)**	$ 0.03
Diluted	**$ (0.02)**	$ 0.03

Reclassification

Certain amounts for prior periods have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on net income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – BRANCH ACQUISITION

On July 16, 2007, the Bank acquired the Montville, New Jersey branch location of another New Jersey savings institution. The Bank acquired the building and furnishings and deposits of the location which totaled approximately $756,000 and $3,501,000, respectively. In connection with the acquisition, the Bank recorded $52,500 in goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SECURITIES AVAILABLE FOR SALE

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
		(In thousands)		
Collateralized Mortgage Obligations:				
Due after ten years	$ 9,939	$ 25	$ 10	$ 9,954
Equity securities	198	-	28	170
Mortgage-backed securities:				
Due after ten years	52	-	1	51
	$ 10,189	$ 25	$ 39	$ 10,175

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Value
		(In thousands)		
U.S. Government Agencies:				
Due after five through ten years	$ 500	$ -	$ -	$ 500
Due after ten years	500	-	-	500
	1,000	-	-	1,000
Equity securities	521	22	84	459
Mortgage-backed securities:				
Due after ten years	61	1	-	62
	$ 1,582	$ 23	$ 84	$ 1,521

At December 31, 2008 and 2007, all mortgage-backed securities held in the available for sale portfolio were issued by the Government National Mortgage Association ("GNMA"). At December 31, 2008, all Collateralized Mortgage Obligations held in the available for sale portfolio were issued by Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association ("FNMA"), or GNMA.

As of December 31, 2008, the estimated fair value of securities available for sale was $10.175 million, while the amortized cost was $10.189 million, reflecting an unrealized loss of $14,000, or less than 1.0% of the the portfolio, after taking the impairment charges described below.

The Company recorded other-than-temporary impairment losses of $262,000 in the available for sale equity securities portfolio for the year ended December 31, 2008. These losses were the result of writing down two common equity securities for $20,000 and seven closed end mutual funds for $242,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SECURITIES AVAILABLE FOR SALE (CONTINUED)

The age of unrealized losses and the fair value of related securities available for sale are as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
December 31, 2008:						
Collateralized Mortgage Obligations	$ 3,952	$ 10	$ -	$ -	$ 3,952	$ 10
Equity securities	35	28	-	-	35	28
Mortgage-backed Securities	41	1	-	-	41	1
	$ 4,028	$ 39	$ -	$ -	$ 4,028	$ 39
December 31, 2007:						
Equity securities	$ 335	$ 84	$ 5	$ -	$ 340	$ 84
	$ 335	$ 84	$ 5	$ -	$ 340	$ 84

Management does not believe that any individual unrealized loss at December 31, 2008 and 2007, represents an other-than-temporary impairment. The unrealized losses at December 31, 2008 are related to eight Collateralized Mortgage Obligations, four mortgage-backed securities, and six equity securities, and are due to changes in market conditions. Management has the intent and the Company has the ability to hold the securities reflected in the above table for a time necessary to recover amortized cost.

During the year ended December 31, 2008, sales of securities available for sale amounted to $46,000. The gross realized loss on securities available for sale was $16,000. During the year ended December 31, 2007, sales of securities available for sale amounted to $412,000. The gross realized gain on securities available for sale was $15,000.

At December 31, 2008, securities in the available for sale portfolio with a carrying value of $6.7 million were pledged to secure advances at the Federal Home Loan Bank of New York.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - SECURITIES HELD TO MATURITY

	December 31, 2008			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
U.S. Government Agencies:				
Due after five years through ten years	$ 1,850	$ 1	$ -	$ 1,851
Due after ten years	5,998	16	21	5,993
	7,848	17	21	7,844
Corporate bonds:				
Due after one year through five years	252	-	58	194
Due after five years through ten years	250	-	10	240
	502	-	68	434
Mortgage-backed securities:				
Due after five through ten years	11	-	-	11
Due after ten years	669	8	1	676
	680	8	1	687
Municipal bonds:				
Due after five through ten years	335	5	-	340
Due after ten years	230	1	3	228
	565	6	3	568
Collateralized Mortgage Obligations				
Due after ten years	33,929	240	501	33,668
	33,929	240	501	33,668
	$ 43,524	$ 271	$ 594	$ 43,201

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - SECURITIES HELD TO MATURITY (CONTINUED)

	December 31, 2007			
	Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)			
U.S. Government Agencies:				
Due after one year through five years	$ 1,500	$ -	$ -	$ 1,500
Due after five years through ten years	4,265	2	3	4,264
Due after ten years	8,984	19	8	8,995
	14,749	21	11	14,759
Corporate bonds:				
Due within one year	100	1	-	101
Due after one year through five years	254	-	24	230
Due after five years through ten years	450	1	-	451
Due after ten years	250	-	2	248
	1,054	2	26	1,030
Mortgage-backed securities:				
Due after five years through ten years	12	-	-	12
Due after ten years	784	6	14	776
	796	6	14	788
Municipal bonds:				
Due after five through ten years	185	4	-	189
Due after ten years	381	3	2	382
	566	7	2	571
Collateralized Mortgage Obligations				
Due after ten years	4,077	5	117	3965
	4,077	5	117	3965
	$ 21,242	$ 41	$ 170	$ 21,113

At December 31, 2008 and 2007, all mortgage-backed securities in the held to maturity portfolio were issued by GNMA, FNMA or FHLMC.

During 2008, the Company recorded an other-than-temporary impairment charge of $198,000 related to one corporate bond.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - SECURITIES HELD TO MATURITY (CONTINUED)

The age of unrealized losses and the fair value of related securities held to maturity are as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
December 31, 2008:						
U.S. Government Agencies	$ 977	$ 21	$ -	$ -	$ 977	$ 21
Corporate bonds	142	59	241	9	383	68
Mortgage-backed Securities	103	1	-	-	103	1
Municipal bonds	97	3	-	-	97	3
Collateralized Mortgage Obligations	10,421	203	789	298	11,210	501
	$ 11,740	$ 287	$ 1,030	$ 307	$ 12,770	$ 594
December 31, 2007:						
U.S. Government Agencies	$ -	$ -	$ 3,495	$ 11	$ 3,495	$ 11
Corporate bonds	-	-	478	26	478	26
Mortgage-backed Securities	-	-	299	14	299	14
Municipal bonds	99	1	99	1	198	2
Collateralized Mortgage Obligations	2,444	117	-	-	2,444	117
	$ 2,543	$ 118	$ 4,371	$ 52	$ 6,914	$ 170

Management does not believe that any individual unrealized loss at December 31, 2008 and 2007, represents an other-than-temporary impairment. At December 31, 2008, the unrealized losses on securities other than corporate bonds are related to one security issued by U.S. government agency, one security issued by a municipal government, six mortgage-backed securities, and thirty-five collateralized mortgage obligations. The unrealized losses on corporate bonds at December 31, 2008 relate to two investment grade securities having a weighted average coupon rate of 5.7% and a weighted average maturity of approximately eight years. Management believes that all unrealized losses are due to changes in interest rates and market conditions. Management has the intent and the Company has the ability to hold the securities reflected in the above table for a time necessary to recover amortized cost. There were no sales of securities held to maturity during the year ended December 31, 2008 and 2007. Securities held to maturity with a carrying value of $38,000 and 39,000 at December 31, 2008 and 2007, respectively, were pledged to secure public funds on deposits.

At December 31, 2008, securities held to maturity with a carrying value of $14.2 million were pledged to secure advances at the Federal Home Loan Bank of New York.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOANS RECEIVABLE

	December 31,	
	2008	2007
	(In thousands)	
Real estate mortgage:		
One-to-four family	$ 45,876	$ 46,584
Multi-family	776	841
Commercial	2,465	1,721
Land	70	388
	49,187	49,534
Commercial business	717	666
Consumer:		
Passbook or certificate	38	51
Home equity line of credit	6,475	4,749
Home equity	17,819	17,642
Automobile	168	155
Personal secured	123	123
Personal unsecured	84	175
Overdraft line of credit	29	24
	24,736	22,919
Total Loans	74,640	73,119
Deferred loan costs, net	143	153
Allowance for loan losses	(301)	(187)
	(158)	(34)
	$ 74,482	$ 73,085

Nonaccrual loans totaled approximately $409,000 and $431,000 at December 31, 2008 and 2007, respectively. Interest income recognized on these loans for the years ended December 31, 2008 and 2007, was approximately $1,000 and $10,000, respectively. Had these loans been performing in accordance with their original terms, interest income for the years ended December 31, 2008 and 2007, would have been approximately $28,000 and $24,000, respectively. The Bank is not committed to lend additional funds to the borrowers whose loans have been placed on nonaccrual status. In addition, at December 31, 2008 and 2007, the Bank had $272,000 and $21,000, respectively, in loans which were ninety days or more delinquent and still accruing interest.

At December 31, 2008, the Bank had three impaired loans totaling $409,000, all of which were subject to specific loan loss allowances aggregating $147,000. For the year ended December 31, 2008, the average recorded investment in impaired loans totaled approximately $246,000. Interest income recognized on impaired loans during 2008 was not significant. At and during the year ended December 31, 2007, the Bank had no impaired loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOANS RECEIVABLE (CONTINUED)

The Bank grants loans to its officers and directors and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The activity, with respect to loans to directors, officers and associates of such persons, is as follows:

	Years Ended December 31,	
	2008	2007
	(In Thousands)	
Balance - beginning	$ 3,260	$ 2,877
Loans originated	160	1,054
Collections of principal	(325)	(671)
Balance - ending	$ 3,095	$ 3,260

The following is an analysis of the allowance for loan losses:

	Years Ended December 31,	
	2008	2007
	(In thousands)	
Balance - beginning	$ 187	$ 136
Provision charged to operations	135	51
Loans charged off	(21)	-
Balance - ending	$ 301	$ 187

NOTE 6 - PREMISES AND EQUIPMENT

	December 31,	
	2008	2007
	(In thousands)	
Land	$ 745	$ 745
Buildings and improvements	1,446	1,441
Accumulated depreciation	(760)	(726)
	686	715
Furniture, fixtures and equipment	865	834
Accumulated depreciation	(756)	(710)
	109	124
	$ 1,540	$ 1,584

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - INTEREST RECEIVABLE

	December 31, 2008	December 31, 2007
	(In thousands)	
Loans, net of allowance for uncollectible interest 2008 $50, 2007 $22	**$ 329**	$ 323
Securities	**352**	200
	$ 681	$ 523

NOTE 8 - DEPOSITS

	2008 Weighted Average Rate	2008 Amount	2007 Weighted Average Rate	2007 Amount
	(Dollars In thousands)			
Demand:				
Non-interest bearing	**0.00 %**	**$ 3,069**	0.00 %	$ 2,054
NOW and money market	**1.98**	**14,468**	2.24	12,114
	1.63	**17,537**	1.76	14,168
Savings and club	**1.00**	**11,235**	1.01	11,616
Certificates of deposit	**3.38**	**44,217**	4.69	39,183
	2.59 %	**$ 72,989**	3.50 %	$ 64,967

At December 31, 2008 and 2007, certificates of deposit of $100,000 or more totaled approximately $13.4 million and $10.0 million, respectively. Individual deposits in excess of $250,000 may not be insured by the Federal Deposit Insurance Corporation.

The scheduled maturities of certificates of deposit were as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
One year or less	**$ 38,967**	$ 36,124
After one year to three years	**4,495**	2,807
After three years	**755**	252
	$ 44,217	$ 39,183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - ADVANCES FROM FEDERAL HOME LOAN BANK OF NEW YORK ("FHLB")

Long-term advances were as follows:

	December 31,			
	2008		2007	
Maturing in	Weighted Average Rate	Amount	Weighted Average Rate	Amount
	(Dollars In thousands)			
2008	- %	$ -	4.08 %	$ 8,120
2009	**3.23**	**3,909**	3.69	2,823
2010	**3.92**	**4,225**	4.19	400
2011	**4.25**	**904**	4.24	1,216
2012	**4.57**	**3,691**	4.59	4,291
2013	**3.74**	**16,807**	4.03	781
2015	**3.80**	**1,389**	-	-
2018	**3.48**	**17,200**	-	-
2021	**5.31**	**871**	5.31	920
	3.72 %	**$ 48,996**	4.18 %	$ 18,552

At December 31 2008, $20.2 million of the above advances were subject to early call or redemption features and at December 31, 2007, none of the above advances were subject to early call or redemption features.
In addition to the long-term advances detailed above, the Bank utilized short-term FHLB advances. At December 31, 2008, short-term advances totaled $1,000,000, had an average interest rate of 0.48% and mature within one month. At December 31, 2007, short-term advances totaled $5,000,000, had an average interest rate of 4.53% and mature within one month.

At December 31, 2008 and 2007, the advances were secured by a pledge of the Bank's investment in the capital stock of the FHLB and a blanket assignment of the Bank's unpledged qualifying mortgage loans in the amount of $34.8 million and $37.8 million, respectively. In addition, at December 31, 2008, $20.1 million in securities were pledged to secure the advances. No securities were pledged to secure advances at December 31, 2007. At December 31, 2008, $6.6 million in additional borrowings are still available from the FHLB.

NOTE 10 - REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the various banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - REGULATORY CAPITAL (CONTINUED)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total risk-based capital and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average total assets (as defined). The following tables present a reconciliation of capital per GAAP and regulatory capital and information as to the Bank's capital levels.

	December 31, 2008	December 31, 2007
	(In Thousands)	
GAAP capital	**$11,416**	$9,499
Unrealized gain on securities available for sale	**(9)**	-
Other comprehensive loss - DRP	**137**	149
Goodwill	**(52)**	(52)
Unrealized loss on equity securities	**-**	(16)
Core and tangible capital	**11,492**	9,580
General valuation allowance	**301**	187
Total Regulatory Capital	**$11,793**	$9,767

	Actual Amount	Actual Ratio	For Capital Adequacy Purposes Amount	For Capital Adequacy Purposes Ratio	To be Well Capitalized under Prompt Corrective Action Provisions Amount	To be Well Capitalized under Prompt Corrective Action Provisions Ratio
			(Dollars in Thousands)			
As of December 31, 2008						
Total risk-based capital (to risk-weighted assets)	**$11,793**	**18.47 %**	**$≥5,107**	**≥8.0 %**	**$≥6,384**	**≥10.0 %**
Tier 1 capital (to risk-weighted assets)	**11,492**	**18.00**	**≥2,553**	**≥4.0**	**≥3,830**	**≥ 6.0**
Tier 1 capital (to average total assets)	**11,492**	**8.29**	**≥5,542**	**≥4.0**	**≥6,928**	**≥ 5.0**
As of December 31, 2007						
Total risk-based capital (to risk-weighted assets)	$9,767	17.55 %	$≥4,451	≥8.0 %	$≥5,564	≥10.0 %
Tier 1 capital (to risk-weighted assets)	9,580	17.22	≥2,226	≥4.0	≥3,338	≥ 6.0
Tier 1 capital (to average total assets)	9,580	9.60	≥3,994	≥4.0	≥4,992	≥ 5.0

As of the most recent notification from its regulators, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions existing or events which have occurred since notification that management believes have changed the institution's category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - INCOME TAXES

The Bank qualifies as a thrift institution under the provisions of the Internal Revenue Code and, therefore, must calculate its bad debt deduction using either the experience or the specific charge off method. Retained earnings at December 31, 2008 and 2007, includes approximately $730,000 of such bad debt, for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB No. 109, "Accounting for Income Taxes." The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2008 and 2007. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the Consolidated Statement of Operations. The Company recorded less than $1,000 in interest and penalties during each of the years ended December 31, 2008 and 2007. The tax years subject to examination by the taxing authorities are the years ended December 31, 2007, 2006, 2005, and 2004.

The components of income taxes are summarized as follows:

	Years Ended December 31,	
	2008	**2007**
	(In thousands)	
Current income tax expense:		
Federal	**$279**	$34
State	**73**	7
	352	41
Deferred income tax (benefit):		
Federal	**(257)**	(30)
State	**(75)**	(9)
	(332)	(39)
Change in deferred tax asset valuation allowance	**112**	-
	$132	$2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - INCOME TAXES (CONTINUED)

The tax effects of existing temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,	
	2008	**2007**
	(In thousands)	
Deferred income tax assets:		
Allowance for loan losses	**$121**	$71
Deferred loan fees and costs	**1**	1
Benefit plans	**88**	38
Stock compensation plans	**39**	28
DRP – accumulated other comprehensive loss	**91**	99
Reserve for uncollected interest	**20**	-
Losses on equity securities	**112**	-
Losses on debt securities	**79**	-
Other	**2**	-
	553	237
Less: Valuation allowance	**(112)**	-
	441	237
Deferred income tax liabilities:		
Depreciation	**57**	67
Capitalized interest	**8**	7
Unrealized gain on securities available for sale	**5**	-
Goodwill	**2**	1
	72	75
Net Deferred Tax Assets Included in Other Assets	**$369**	$162

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - INCOME TAXES (CONTINUED)

The following table presents a reconciliation between the reported income taxes and the income taxes which would be computed by applying the normal federal income tax rate of 34% to income before income taxes:

	Years Ended December 31,	
	2008	**2007**
	(In thousands)	
Federal income tax expense	**$33**	$21
Increases (reductions) in income taxes resulting from:		
New Jersey corporate business tax, net of federal income tax effect	**(1)**	(2)
Tax exempt income	**(9)**	(7)
Surtax exemption	-	(12)
Deferred tax valuation allowance	**112**	-
Other items, net	**(3)**	2
Effective Income Tax	**$132**	$2
Effective income tax rate	133.3%	3.2%

NOTE 12 - BENEFIT PLANS

ESOP

Effective upon the consummation of the Bank's reorganization, an ESOP was established for all eligible employees who had completed a twelve-month period of employment with the Bank and at least 1,000 hours of service and had attained the age of 21. The ESOP used $387,193 in proceeds from a term loan obtained from the Company to purchase 34,068 shares of Company common stock. The term loan principal is payable over twenty equal annual installments through December 31, 2024. Interest on the term loan is at a rate per annum equal to prime. Each year, the Bank intends to make discretionary contributions to the ESOP which will be equal to principal and interest payments required on the term loan. The loan is further paid down by the amount of dividends paid, if any, on the common stock owned by the ESOP.

Shares purchased with the loan proceeds are initially pledged as collateral for the term loan and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account will be allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - BENEFIT PLANS (CONTINUED)

ESOP (Continued)

The ESOP is accounted for in accordance with Statement of Position 93-6 "Accounting for Employee Stock Ownership Plans," which was issued by the American Institute of Certified Public Accountants. Accordingly, the ESOP shares pledged as collateral are reported as unearned ESOP shares in the consolidated statements of financial condition. As shares are committed to be released from collateral, the Savings Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was $10,000 and $14,000 for the years ended December 31, 2008 and 2007, respectively.

The ESOP shares were as follows:

	December 31, 2008	December 31, 2007
	(In thousands)	
Shares committed to be released	7	5
Unreleased shares	27	29
Total ESOP Shares	34	34
Fair value of unreleased shares	$81	$173

Stock-Based Incentive Plan

The Company's shareholders approved the Stock-Based Incentive Plan at a special shareholders meeting held on December 22, 2005. The types of awards that may be granted under the Plan are Stock Options and Restricted Stock Awards.

Restricted Stock Awards

Restricted Stock Awards under the Stock-Based Incentive Plan are granted in the form of whole shares of Company common stock, and vest in five annual installments (20% annually from date of grant) to outside directors, and seven annual installments (14.3% annually from date of grant) to officers. The Restricted Stock awards become fully vested upon the death or disability of the holder.

The following is a summary of the status of the Company's restricted shares for the years ended December 31, 2008 and 2007.

	Directors		Employees		
	Restricted shares	Weighted Average Grant Date Fair Value	Restricted shares	Weighted Average Grant Date Fair Value	Total Restricted Shares
Non-vested as of December 31, 2006	10,880	$ 8.90	6,010	$ 9.00	16,890
Granted during 2007	-	-	3,000	7.00	3,000
Forfeited during 2007	-	-	-	-	-
Vested during 2007	(2,720)	8.90	(1,384)	8.37	(4,104)
Non-vested as of December 31, 2007	8,160	8.90	7,626	8.33	15,786
Granted during 2008	-	-	-	-	-
Forfeited during 2008	-	-	-	-	-
Vested during 2008	(2,720)	8.90	(1,372)	8.37	(4,092)
Non-vested as of December 31, 2008	5,440	$ 8.90	6,254	$ 8.33	11,694

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - BENEFIT PLANS (CONTINUED)

Restricted Stock Awards (Continued)

During each of the years ended December 31, 2008 and 2007, the Company recorded $36,000 in expense for restricted stock awards. At December 31, 2008, expected future compensation to be amortized from restricted stock awards was $107,000, and will be expensed over the next four years.

Stock Options

Stock Options granted under the Stock-Based Incentive Plan may be either options that qualify as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory options. Options granted to outside directors and officers will be exercisable on a cumulative basis in equal installments over 5 years for outside directors and 7 years for officers commencing one year after the grant date. All options granted become fully vested upon the death or disability of the holder. All options expire ten years from the grant date.

A summary of stock option activity and related information is as follows:

	Number of Option Shares	Range of Exercise Price	Weighted Average Exercise Price
December 31, 2006	64,020	$8.90 – $9.00	$ 8.91
Options granted	3,000	7.00	7.00
Options exercised	-	-	-
Options cancelled	-	-	-
December 31, 2007	67,020	7.00 – 9.00	8.83
Options granted	-	-	-
Options exercised	-	-	-
Options cancelled	-	-	-
December 31, 2008	**67,020**	**$ 7.00 – $ 9.00**	**$ 8.83**

During each of the years ended December 31, 2008 and 2007, the Company recorded $37,000 of stock option expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - BENEFIT PLANS (CONTINUED)

Stock Options (Continued)

There were no stock options granted during the year ended December 31, 2008. The weighted average grant date fair value of the options granted during the year ended December 31, 2007 was $2.49, calculated using the following underlying assumptions.

Weighted average grant-date fair value per share	**$2.49**
Expected common stock dividend yield	**- %**
Expected volatility	**24.62%**
Expected option life	**7.0 years**
Risk-free interest rate	**3.67%**

The expected volatility was based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards were based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life was estimated as the mid-point between the full vesting period and the option life. The dividend yield assumption was based on the Bank's expectation of dividend payouts.

Expected future compensation expense relating to the 34,394 non-vested options outstanding at December 31, 2008 is $110,000, and is expected to be expensed over a weighted average period of approximately 4 years. The total fair value of shares vested during the year ended December 31, 2008 was $35,000.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2008 and 2007.

	Options Outstanding				Options Exercisable		
Year	Number Outstanding	Range of Exercise Price	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
2007	67,020	$7.00-$9.00	8.2	$8.83	21,108	$8.91	8.2
2008	**67,020**	**$7.00-$9.00**	**7.2**	**$8.83**	**32,626**	**$8.86**	**7.2**

At December 31, 2008, the intrinsic value of stock options outstanding and stock options exercisable amounted to $0 and $0, respectively. At and for the year ended December 31, 2008, all stock options outstanding would have an anti-dilutive effect on outstanding shares if exercised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – BENEFIT PLANS (CONTINUED)

Director Retirement Plan ("DRP")

Effective March 1, 2006, the Bank implemented the DRP. This plan is a non-contributory defined benefit pension plan covering all the directors meeting eligibility requirements as specified in the plan document. The DRP is accounted for under SFAS 132 and SFAS 158. The following table sets forth the funded status of the DRP at December 31, 2008 and December 31, 2007, and components of net periodic expense for the year then ended:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Benefit Obligation - beginning	**$ 361**	$ 319
Service cost	**15**	10
Interest cost	**24**	19
Actuarial loss	**9**	13
Benefit Obligation - ending	**$ 409**	$ 361
Funded Status – Accrued liability included in other liabilities	**$ 409**	$ 361
Discount Rate	**5.875%**	6.500%
Net period pension expense:		
Service Cost	**$ 15**	$ 10
Interest Cost	**24**	19
Amortization of unrecognized prior service liability	**29**	29
Total pension expense included in Other Non-Interest Expenses	**$ 68**	$ 58
Discount Rate	**6.500 %**	6.125%

At December 31, 2008 and 2007, $228,000 and $248,000, respectively, in prior service cost and actuarial losses are included in accrued liability and have been recorded in Accumulated Other Comprehensive Loss. Approximately $29,000 of that amount is expected to be included in pension expense in 2009.

Benefit payments, which reflect expected future service as appropriate, are expected to be paid for the years ended December 31, as follows (In thousands):

2009	**$ 4**
2010	**7**
2011	**9**
2012	**13**
2013	**16**
2014 – 2018	**202**
	$ 251

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - OTHER NON-INTEREST EXPENSES

	Years Ended December 31,	
	2008	**2007**
	(In thousands)	
Directors' compensation	**$ 290**	$ 223
Consulting fees	**65**	41
Insurance, Surety & Bond Premium	**41**	40
Stationery and printing	**54**	46
Other	**212**	202
	$ 662	$ 552

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments primarily include commitments to extend credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank's outstanding commitments were as follows:

	December 31,	
	2008	**2007**
	(In Thousands)	
To originate loans:		
Construction	**$ -**	$ 350
Fixed rate mortgage	**418**	-
Adjustable rate mortgage	**215**	515
Home equity line	**-**	158
Consumer	**-**	3
To fund lines of credit:		
Home equity	**7,900**	8,835
Overdraft	**84**	84
To fund letters of credit	**49**	49

At December 31, 2008, fixed rate mortgage commitments were at interest rates of 5.74% to 6.125%; adjustable rate mortgage commitments were at interest rates of 6.00% to 7.00%; and lines of credit commitments had initial rates ranging from 5.99% to prime minus 1.0%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Undisbursed funds from approved lines of credit, unless they are specifically cancelled by notice to or from the Bank, represent firm commitments available to the respective borrowers on demand. The interest rates charged on funds disbursed under the homeowners' equity lending program range from the prime rate minus 1.25% to 2.00% above the prime rate. Funds drawn on the unsecured credit reserve program are assessed interest at a rate of 16%.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but primarily includes residential real estate properties.

At December 31, 2008, the Bank had issued two standby letters of credit to Montville Township in the amounts of $22,600 and $26,000. The letters were issued as a guarantee against possible future improvements required by the municipality with regard to the site plan waiver granted to the Bank for its Montville branch.

The Bank also has, in the normal course of business, commitments for services and supplies. Management does not anticipate losses on any of these transactions.

The Company and the Bank, from time to time, may be party to litigation which arises primarily in the ordinary course of business. In the opinion of management, the ultimate disposition of such litigation should not have a material effect on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - FAIR VALUE DISCLOSURES

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements", for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability; either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correction or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - FAIR VALUE DISCLOSURES (CONTINUED)

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at the fair value effective January 1, 2008.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counter-party credit quality, the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Available for Sale Securities. Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the bond's terms and conditions, among other things.

Impaired loans. Loans included in the following table are those accounted for under SFAS 114, "*Accounting by Creditors for Impairment of a Loan,*" in which the Company has measured impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third party appraisals of the properties, or discounted cash flows based on the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances less valuation allowance as determined under SFAS 114.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured by the Bank at fair value on a nonrecurring basis, consist of impaired loans.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

NOTE 15 - FAIR VALUE DISCLOSURES (CONTINUED)

At December 31, 2008, the following table represents the fair value measurement on available for sale securities and impaired loans.

(In thousands)

Description	12/31/2008	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$ 10,175	$ 170	$ 10,005	$ -
Impaired Loans	262	-	-	262
Total	$ 10,437	$ 170	$ 10,005	$ 262

The following summarizes activity related to impaired loans measured at fair value for year ended December 31, 2008.

Impaired Loans

	Year Ended December 31, 2008 (In thousands)
Beginning balance	$ -
Additions	410
Payments and other credits	(1)
Reserve for loss	(147)
Ending Balance	$ 262

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115". SFAS 159 permits the Company to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value measurement option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, thus the Company may record identical financial assets and liabilities at fair value or by another measurement basis permitted under generally accepted accounting principles, (ii) is irrevocable (unless a new election date occurs), and (iii) is applied only to entire instruments and not to portions of instruments. Adoption of SFAS 159 on January 1, 2008 did not have any material impact on the Company's financial statements as the Company did not elect the fair value measurement option for any eligible items.

CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

NOTE 15 - FAIR VALUE DISCLOSURES (CONTINUED)

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. Significant estimations were used for the purposes of this disclosure. Estimated fair values have been determined using the best available data and estimation methodology suitable for each category of financial instruments. Fair value estimates, methods and assumptions are set forth below for the financial instruments.

Cash and Cash Equivalents and Interest Receivable

The carrying amounts for cash and cash equivalents and interest receivable approximate fair value because they mature in three months or less.

Loans Receivable

Fair value is estimated by discounting future cash flows, using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, of such loans.

Restricted Equity Securities

Federal law requires a member institution of the Federal Home Loan Bank system to hold restricted FHLB stock according to a predetermined formula. The restricted stock is carried at cost.

Deposits

The fair value of demand deposit, passbook and club accounts is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

Term Deposits and Advances from Federal Home Loan Bank of New York

Fair value is estimated using rates currently offered for assets and liabilities of similar remaining maturities, or when available, quoted market prices.

Commitments to Extend Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

As of December 31, 2008 and 2007, the fair value of the commitments to extend credit were not considered to be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15- FAIR VALUE DISCLOSURES (CONTINUED)

The carrying values and estimated fair values of financial instruments were as follows:

	December 31,			
	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	**$ 4,093**	**$ 4,093**	$ 2,502	$ 2,502
Term deposits	**-**	**-**	295	295
Securities available for sale	**10,175**	**10,175**	1,521	1,521
Securities held to maturity	**43,524**	**43,201**	21,242	21,113
Loans receivable, net	**74,482**	**69,897**	73,085	74,307
Federal Home Loan Bank of New York stock	**2,403**	**2,403**	1,195	1,195
Interest receivable	**681**	**681**	523	523
Financial liabilities:				
Deposits	**72,989**	**73,914**	64,967	60,936
Advances from the Federal Home Loan Bank of New York	**49,996**	**51,728**	23,552	23,772

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, fair value estimates are based on existing on-and-off balance sheet financial instruments, without attempting to estimate the value of anticipated future business, and exclude the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16- ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss included in stockholders' equity are as follows:

	Years Ended December 31,	
	2008	2007
	(In Thousands)	
Net unrealized loss on securities available for sale	$(14)	$(61)
Tax effect	(5)	-
Net of tax amount	(19)	(61)
Pension amounts under SFAS No. 158	(228)	(248)
Tax effect	91	99
Net of tax amount	(137)	(149)
Accumulated other comprehensive loss	$(156)	$(210)

The components of other comprehensive income (loss) and their related tax effects are presented in the Consolidated Statement of Changes in Stockholders' Equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17- PARENT ONLY FINANCIAL INFORMATION

The following are the condensed financial statements for Lincoln Park Bancorp (Parent company only):

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2008	2007
	(In thousands)	
Assets		
Cash and due from banks	$ 342	$ 445
Term deposits	-	99
Securities available for sale	170	376
Securities held to maturity	847	2,384
Loan receivable from the Bank	345	357
Interest receivable	2	33
Investment in subsidiary	11,416	9,499
Other assets	28	-
Total Assets	$13,150	$13,193
Liabilities and Stockholders' Equity		
Other liabilities	$ 38	$ 47
Stockholders' equity	13,112	13,146
Total Liabilities and Stockholders' Equity	$ 13,150	$ 13,193

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2008	**2007**
	(In thousands)	
Interest income	**$ 136**	$ 192
Gain (loss) on sales of securities available for sale	**(16)**	18
Impairment loss on securities available for sale	**(262)**	-
Total income (loss)	**(142)**	210
Non-interest expenses	**215**	138
Income (loss) before Income Tax and Equity in Undistributed Earnings of Subsidiary	**(357)**	72
Income tax (benefit) expense	**(44)**	14
Income (loss) before Equity in Undistributed Earnings of Subsidiary	**(313)**	58
Equity in undistributed earnings of subsidiary	**280**	2
Net Income (loss)	**$ (33)**	$ 60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2008	Years Ended December 31, 2007
	(In thousands)	
Cash Flows from Operating Activities		
Net income (loss)	$ (33)	$ 60
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Decrease in interest receivable	15	1
(Decrease) increase in other liabilities	(9)	14
Impairment loss on securities available for sale	262	-
Loss (gain) on sale of securities available for sale	16	(18)
(Increase) decrease in other assets	(28)	19
Equity in undistributed earnings in subsidiary	(280)	(2)
Net Cash (Used In) Provided by Operating Activities	(57)	74
Cash Flows from Investing Activities		
Purchases of term deposits	-	(297)
Proceeds from maturities of term deposits	99	297
Purchases of securities available for sale	(101)	(317)
Proceeds from sales of securities available for sale	46	65
Principal repayments on securities held to maturity	37	61
Decrease in loan receivable from Savings Bank	11	10
Net Cash Provided by (Used In) Investing Activities	92	(181)
Cash Flows from Financing Activities		
Purchase of treasury stock	(138)	(200)
Net Cash Used in Financing Activities	(138)	(200)
Net Decrease in Cash and Cash Equivalents	(103)	(307)
Cash and Cash Equivalents - Beginning	445	752
Cash and Cash Equivalents - Ending	$ 342	$ 445

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18- QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(In Thousands, Except for Per Share Amounts)			
Interest income	$1,348	$1,513	$1,743	$1,901
Interest expense	773	780	853	973
Net Interest Income	575	733	890	928
Provision for loan losses	20	15	95	5
Net Interest Income after Provision for Loan Losses	555	718	795	923
Security impairment losses	-	-	-	(460)
Non-interest income, excluding security impairment losses	28	35	38	20
Non-interest expenses	587	615	655	696
Income (loss) before Income Taxes	(4)	138	178	(213)
Income taxes (benefit)	(2)	55	58	21
Net Income (loss)	$ (2)	$ 83	$ 120	$ (234)
Net income (loss) per common share - basic and diluted	$ -	$ 0.05	$ 0.07	$ (0.13)
Weighted average number of common shares outstanding - basic and diluted	1,768	1,769	1,762	1,753

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18- QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

	Quarter Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(In Thousands, Except for Per Share Amounts)			
Interest income	$1,256	$1,316	$1,361	$1,394
Interest expense	728	763	806	827
Net Interest Income	528	553	555	567
Provision for loan losses	7	44	-	-
Net Interest Income after Provision for Loan Losses	521	509	555	567
Non-interest income	32	39	42	32
Non-interest expenses	504	525	596	609
Income (loss) before Income Taxes	49	23	1	(10)
Income taxes (benefit)	14	7	(12)	(6)
Net Income (loss)	$ 35	$ 16	$ 13	$ (4)
Net income (loss) per common share-basic and diluted	$0.02	$0.01	$0.01	$(0.01)
Weighted average number of common shares outstanding - basic and diluted	1,788	1,789	1,788	1,773

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - RECENT ACCOUNTING PRONOUNCEMENTS

FASB Statement No. 141 (R)

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company's accounting for business combinations completed beginning January 1, 2009.

FASB Statement No. 161

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (Statement 161). Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an equity's financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

FSP EITF 03-6-1

In June 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. This FSP is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

FSP FAS 140-4 and FIN 46(R)-8

In December 2008, the FASB issued FSP SFAS 140-4 and FASB Interpretation (FIN) 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interest in Variable Interest Entities" (FSP SFAS 140-4 and FIN 46 (R)-8). FSP SFAS 140-4 and FIN 46(R)-8 amends FASB SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R), "Consolidation of Variable Interest Entities," to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor of financial assets to qualifying SPE. The disclosures required by FSP SFAS 140-4 and FIN 46(R)-8 are intended to provide greater transparency to financial statement users about a transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities and qualifying SPE's. FSP SFAS 140-4 and FIN 46(R) is effective for reporting periods (annual or interim) ending December 15, 2008. The implementation of this standard did not have a material impact on the Company's consolidated financial position or operations.

FSP EITF 99-20-1

In January 2009, the FASB issued FSP EITF 99-20-1, "Amendments to the Impairment of Guidance of EITF Issue No. 99-20" (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interest and Beneficial Interest That Continue to Be Held by a Transferor in Securitized Financial Assets," to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The implementation of this standard did not have a material impact on the Company's consolidated financial position or operations.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Stanford Stoller
Chairman of the Board
Services Sales Leader – Middleware Services – IBM Corporation

Edith M. Perrotti
Vice Chairperson of the Board
Retired, former Senior Vice President of Lincoln Park Savings

David G. Baker
President & CEO, Lincoln Park Savings Bank
Part owner of Lincoln Park Hardware

John F. Feeney
Attorney at Law, Feeney & Dixon, L.L.P.

Henry Fitschen
Public Accountant

Advisory Director

William H. Weisbrod

Executive Officers

David G. Baker
President and Chief Executive Officer

Nandini S. Mallya
Vice President, Treasurer, and Chief Financial Officer

Nancy M. Shaw
Vice President and Corporate Secretary

STOCKHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Stockholders will be held at the Lincoln Park Community Center, 34 Chapel Hill Road, Lincoln Park, New Jersey on May 14, 2008 at 10:00 A.M.

Stock Listing
Over-the-Counter Bulletin Board under the symbol "LPBC"

Counsel
Feeney & Dixon, L.L.P.
512 Newark Pompton Turnpike
Pompton Plains, New Jersey 07444

Special Counsel
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015

Independent Registered Public Accounting Firm
Beard Miller Company LLP
100 Walnut Avenue, Suite 200
Clark, New Jersey 07066

Transfer Agent and Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

Please contact our transfer agent directly for assistance in changing your address, elimination of duplicate mailing, transferring stock, or replacing lost, stolen or destroyed stock certificates.

Annual Report on Form 10-K
A copy of the Company's Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission, is available without charge to stockholders by written request to the Company. It may also be accessed on our website at: www.lincolnparksavings.com

MARKET INFORMATION

The Company's Common Stock is traded on the Over-the-Counter Bulletin Board under the symbol "LPBC".

The following table sets forth the range of the high and low prices of the Company's Common Stock for each quarterly period during the last two fiscal years. Prices are inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Quarter Ended	High	Low	Dividends
March 31, 2007	$10.00	$ 8.65	-
June 30, 2007	$ 9.00	$ 8.36	-
September 30, 2007	$ 8.50	$ 7.30	-
December 31, 2007	$ 8.00	$ 6.00	-
March 31, 2008	$ 6.25	$ 5.10	-
June 30, 2008	$ 7.00	$ 5.00	-
September 30, 2008	$ 7.00	$ 5.75	-
December 31, 2008	$ 6.45	$ 3.00	-

As of December 31, 2008, there were 1,803,245 shares of Lincoln Park Bancorp common stock outstanding.

Lincoln Park
BANCORP

31 Boonton Turnpike
Lincoln Park, NJ 07035
(973) 694-0330

Please visit our website at
www.lincolnparksavings.com